United States securities and exchange commission logo





                          March 18, 2024

       Dr. Hermann Luebbert
       Chairman and Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2024
                                                            File No. 333-277811

       Dear Dr. Hermann Luebbert:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rule 8-08 of Regulation
       S-X are presented in your registration statement.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew J. Terjesen,
Esq.